SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sinobiomed Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

82934C 10 2
(CUSIP Number)

Michael T. Shannon, Esq.
Jensen Lunny MacInnes Law Corporation
Suite 2550 – 555 W. Hastings Street
Vancouver, British Columbia
Canada   V6B 4N5
(604) 684-2550
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 13, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO.: 82934C 10 2	13D	Page 2 of 5 Pages

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ban-Jun Yang
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysian

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER Nil
	(8)	SHARED VOTING POWER Nil
	(9)	SOLE DISPOSITIVE POWER Nil
	(10)	SHARED DISPOSITIVE POWER Nil

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Nil
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO.: 82934C 10 2	13D	Page 3 of 5 Pages

Item 1.	SECURITY AND ISSUER

The class of equity securities to which this statement relates is common stock, $0.0001 par value per share (the "Common Stock") of Sinobiomed Inc., a corporation organized under the laws of the State of Delaware (the "Issuer"). The Issuer's registered office is Room 3304, BLDG #6, Lane 218, Wu-Zhou Road Zhong-Huang Plaza, Shanghai, China, 200080. The address of the principal executive offices of the Issuer is Lane 4705, No. 58, North Yang Gao Rd., Pudong New Area Shanghai, China  201206.

Item 2.	IDENTITY AND BACKGROUND

(a) – (c)

Mr. Ban-Jun Yang (age 53) was the President, CEO of the Issuer from March 1, 2007 to February 11, 2009 and a Director of the Issuer from February 27, 2007 to February 11, 2009.  Mr. Yang has served as a Director, President and CEO of Shanghai Wanxing Bio-pharmaceuticals Co., Ltd. (“Shanghai Wanxing”) since March 31, 1996. He served as Chairman of the Board and General Manager for Shanghai Wanxing from 1996 to 2006.  From 1991 to 1998, Mr. Yang has also served as Chairman of Shanghai Wanxing Automobile Co. and Beijing Automobile Service Co., Ltd.  Prior to this, Mr. Yang was Chairman of the Board for Hong Kong Manhing Enterprises Limited and was General Manager of Shenzhen Nanbei Commerce Center and Chairman of the Board of Beijing Hotel in Shenzhen.  Mr. Yang has more than 20 years of experience in entrepreneurial and investment management in Hong Kong, Beijing and Shanghai.

(d) – (f)

During the last five years, Mr. Ban-Jun Yang has not been convicted in a criminal proceeding. In addition, during the last five years, Mr. Yang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ban-Jun Yang is citizen of Malaysia.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Ban-Jun Yang was the beneficial owner of 30,000,000 shares of Sinobiomed Inc., which represented 22.3% of the Issuer’s outstanding shares of Common Stock.  Pursuant to a settlement arrangement entered into between Mr. Ban-Jung Yang and Mr. Shan Ming Gu, Mr. Yang agreed to settle a disputed amount owing from Mr. Yang to Mr. Shan Ming Gu by transferring 10,000,000 shares of Common Stock of the Issuer to each of Shan Ming Gu, Li Hua Han and Jian Ying Gu.  This transfer of 30,000,000 shares took place on May 13, 2009.

CUSIP NO.: 82934C 10 2	13D	Page 4 of 5 Pages

Item 4.	PURPOSE OF TRANSACTION

The purpose of the transaction being reported was Mr. Yang’s disposition of 30,000,000 shares of Common Stock of the Issuer, as settlement of a disputed amount between Mr. Yu and Mr. Shan Ming Gu.  Mr. Yang has no shares of Common Stock of the Issuer registered in his name after the transfer of the 30,000,000 shares.  Mr. Yang has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)           Mr. Yang directly owns nil shares of Common Stock of the Issuer.

(b)           Mr. Yang has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of nil shares of Common Stock of the Issuer.

(c)           Except as otherwise described herein, and to the knowledge of Mr. Yang, Mr. Yang has not affected any transaction in the Common Stock during the past sixty (60) days.

(d)           Except as otherwise described herein, and to the knowledge of Mr. Yang, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Mr. Yang.

CUSIP NO.: 82934C 10 2	13D	Page 5 of 5 Pages

(e)           As of May 13, 2009, Mr. Yang ceased to be an owner of more than five percent (5%) of the Common Stock.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Ban-Jung Yang and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Mr. Ban-Jun Yang.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Not Applicable as there are no exhibits to be filed with this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2009	/s/ Banjun Yang
Ban-Jun Yang